SEC Mail Processing Section
MAR 02 2009
Washington, DC
104

UNIT 09058965
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16324

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Detwiler Fenton & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 Federal Street, Ste. 2800

(No. and Street)

Boston (City) MA (State) 02110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen D. Martino 617-747-0154

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolf & Company, P.C.

(Name – *if individual, state last, first, middle name*)

99 High Street (Address) Boston (City) MA (State) 02110 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 02 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen D. Martino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Detwiler Fenton & Co., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

COLLEEN M. BRADLEY
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
August 29, 2014

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(Supplemental Report on Internal Control Structure)

DETWILER FENTON & CO.

INDEX

Independent Auditors' Report	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6
Computation of Net Capital Under SEC Rule 15c3-1	12
Statement of Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3	13
Statement of Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3	14
Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5 for a Broker Claiming an Exemption from Rule 15c3-3	15

WOLF
& COMPANY, P.C.

Certified Public Accountants
and Business Consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Detwiler Fenton & Co.:

We have audited the accompanying statement of financial condition of Detwiler Fenton & Co. (the "Company") (formerly Detwiler, Mitchell, Fenton & Graves, Inc.) as of December 31, 2008, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Detwiler Fenton & Co. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying computation of net capital under SEC rule 15c3-1, and statements of computation for determination of reserve requirements under SEC rule 15c3-3 and information relating to possession or control requirements under SEC rule 15c3-3 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wolf & Company, P.C.

Boston, Massachusetts
February 24, 2009

99 High Street • Boston, Massachusetts • 02110-2320 • Phone 617-439-9700 • Fax 617-542-0400
1500 Main Street • Suite 1500 • Springfield, Massachusetts • 01115 • Phone 413-747-9042 • Fax 413-739-5149
125 Wolf Road • Suite 209 • Albany, New York • 12205 • Phone 518-454-0880 • Fax 518-454-0882
www.wolfandco.com

DETWILER FENTON & CO.

STATEMENT OF FINANCIAL CONDITION

AT DECEMBER 31, 2008

ASSETS	
Cash and cash equivalents (Note 4)	$ 1,700,240
Certificate of deposit	1,522,000
Deposit with clearing organization (Note 3)	75,000
Commissions and other receivables	332,288
Deferred income taxes receivable (Note 6)	53,856
Fixed assets, net (Note 4)	308,794
Prepaid expenses and other assets	231,566
Total Assets	$ 4,223,744
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Salaries, bonuses and commissions payable (Note 5)	$ 1,608,910
Accounts payable and accrued liabilities	247,341
Income taxes payable (Note 6)	109,718
Due to affiliate	138,545
Total Liabilities	2,104,514
Commitments and contingencies (Notes 3, 4, 5, 8 and 10)	
STOCKHOLDER'S EQUITY (Note 3)	
Common stock, no par value, authorized 7,500 shares, 900 shares issued and outstanding	131,563
Additional paid-in-capital	2,578,240
Retained deficit	(590,573)
Total Stockholder's Equity	2,119,230
Total Liabilities and Stockholder's Equity	$ 4,223,744

See accompanying notes to financial statements.

DETWILER FENTON & CO.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUES:	
Commissions	$ 14,034,851
Interest, fees and other	536,014
Gain on sale of Boston Stock Exchange seat (Note 12)	324,359
Total revenues	14,895,224
EXPENSES:	
Compensation and benefits (Note 5)	9,615,424
Administrative service fees (Note 11)	1,256,550
General and administrative	1,428,111
Occupancy, communications and systems (Note 4)	1,260,737
Execution costs	804,209
Total expenses	14,365,031
Income before income taxes	530,193
Income tax expense (Note 6)	(257,703)
Net income	$ 272,490

See accompanying notes to financial statements.

DETWILER FENTON & CO.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2008

	Common Stock	Additional Paid-in Capital	Retained Deficit	Total
December 31, 2007	$ 131,563	$ 2,484,126	$ (863,063)	$ 1,752,626
Capital contribution from Parent – stock-based compensation	-	94,114	-	94,114
Net income	-	-	272,490	272,490
December 31, 2008	$ 131,563	$ 2,578,240	$ (590,573)	$ 2,119,230

See accompanying notes to financial statements.

DETWILER FENTON & CO.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 272,490
Adjustments to reconcile net income to net cash provided by operating activities:	
Stock-based compensation	94,114
Depreciation and amortization	77,202
Deferred income tax provision	117,001
Changes in:	
Commissions and other receivables	342,106
Prepaid expenses and other assets	(5,565)
Salaries, bonuses and commissions payable	(644,508)
Accounts payable and accrued liabilities	(57,688)
Income taxes payable	65,154
Due to affiliate	13,053
Net cash provided by operating activities	273,359
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of fixed assets	(274,581)
Investment in certificate of deposit	(1,522,000)
Net cash used in investing activities	(1,796,581)
Net decrease in cash and cash equivalents	(1,523,222)
Cash and cash eqivalents at beginning of year	3,223,462
Cash and cash equivalents at end of year	$ 1,700,240
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash payment for Federal income taxes to Parent	$ 109,718
Cash payments for state income taxes	$ 30,984

See accompanying notes to financial statements.

DETWILER FENTON & CO.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2008

1. ORGANIZATION

Detwiler Fenton & Co., (the "Company") is a wholly owned subsidiary of Detwiler Fenton Group, Inc. ("DFG" or "Parent"). Detwiler Fenton & Co. is a channel research, institutional sales and private client group broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company is headquartered in Boston, Massachusetts and has offices in California, Connecticut and New York.

The Company introduces customer transactions on a fully disclosed basis to its clearing broker, National Financial Services LLC ("NFS"), a wholly owned subsidiary of Fidelity Investments.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America.

Cash Equivalents — Cash equivalents include financial instruments with an original maturity of three months or less. The Company may maintain cash and cash equivalent deposits in excess of federally insured limits at certain financial institutions. The Company has not experienced any losses in such accounts and does not believe it is exposed to significant credit risks.

Certificate of Deposit — The certificate of deposit financial instrument has an original maturity date of nine months. The Company may maintain certificates of deposit in excess of federally insured limits at certain financial institutions. The Company has not experienced any losses in such accounts and does not believe it is exposed to significant credit risks.

Commissions Receivable — The Company carries its commissions receivable, which principally represents commissions earned for the current month, at cost less an allowance for doubtful accounts when required. Based on management's review of its commissions receivable balances, no allowance for doubtful accounts is considered necessary.

Securities Transactions — Proprietary securities transactions in regular way trades are recorded on the settlement date (normally the third business day following the trade date) which is not materially different from the trade date.

Fixed Assets — Fixed assets are stated at cost with depreciation and amortization expense recorded using the straight line method over periods ranging from three to ten years.

Due to Affiliate — From time to time, the Company may receive working capital from its Parent for services provided to the Company.

Fair Value of Other Financial Instruments — The carrying amount of receivables and payables are reported in the statement of financial condition at cost which approximates fair value.

Bonuses Payable — Bonuses are recognized as earned and/or vested to employees.

Commissions — Commission revenues and expenses and related execution costs are recorded on a trade date basis as securities transactions occur.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes — Income tax liabilities or assets are recorded through charges or credits to the statement of income for the estimated income taxes payable or refundable for the current year.

Deferred income tax assets are recorded for future tax consequences attributable to differences between the financial statement carrying amounts of assets and their respective tax bases. Deferred income tax assets are measured using enacted income tax rates and a valuation allowance is established if it is more likely than not that all or a portion of the deferred tax assets will not be realized. The Company participates in the filing of consolidated Federal and state income tax returns of its Parent.

In July 2006, the Financial Accounting Standards Board ("FASB") issued Financial Accounting Standards Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes". FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax provision taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transitions. FIN 48 was effective for the Company on January 1, 2008 and this adoption did not have a material impact on the Company's financial statements.

Use of Estimates — The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported in the accompanying financial statements. Actual results could vary from the estimates that were used.

3. NET CAPITAL REQUIREMENT

The Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission (the "Net Capital Rule"). Net capital is computed under the basic method permitted by the Rule, which requires minimum net capital to be $140,301 at December 31, 2008. The Company's net capital was $1,390,531 or $1,250,230 in excess of its minimum net capital requirement at December 31, 2008.

Detwiler Fenton & Co. is a fully disclosed broker-dealer with NFS. At December 31, 2008, the minimum net capital requirement with NFS was $250,000. In addition, the Company maintains a clearing deposit of $75,000 with NFS at December 31, 2008.

A computation of the reserve requirement is not applicable as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

4. FIXED ASSETS, NET

Fixed assets at December 31, 2008 follow:

Furniture and equipment	$ 391,285
Leasehold improvements	46,905
	438,190
Less accumulated depreciation and amortization	(129,396)
	$ 308,794

Depreciation and amortization expense was $77,202 for the year ended December 31, 2008.

Future minimum annual lease payments under non-cancelable lease agreements outstanding at December 31, 2008 follow:

2009	$	664,306
2010		604,800
2011		604,800
2012		604,800
2013		302,400
Total	$	2,781,106

Total rent expense, including real estate taxes and utilities, was $682,174 for the year ended December 31, 2008.

In connection with the lease obligation, a money market deposit of $100,800 at December 31, 2008 was pledged as collateral. This deposit is recorded as a component of cash and cash equivalents on the statement of financial condition at December 31, 2008.

5. SALARIES, BONUSES AND COMMISSIONS PAYABLE

Salaries, bonuses and commissions payable at December 31, 2008 is comprised of the following:

Capital markets – current bonus	$	525,000
Capital markets – current commissions		333,080
Capital markets – accrued, contingent deferred bonus		538,044
Private client – current commissions		80,873
Other		131,913
	$	1,608,910

Institutional sales employees earn compensations based upon the level of gross commission revenues generated with quarterly pay-outs ranging from 17% to 25%. Research and trading employees earn bonuses based upon net commission revenues with salary and other costs allocated 70% to a current pool and 30% to a deferred pool.

5. SALARIES, BONUSES AND COMMISSIONS PAYABLE (CONTINUED)

Deferred bonuses are contingent upon continuing employment of individual employees and are paid in equal installments over a three-year vesting period beginning the following year. The unvested contingent deferred bonuses are recognized in compensation expense over the vesting period on a straight line method and are forfeited by any employee upon termination. If there is a general reduction in the workforce of the Company, such as a layoff, unvested contingent deferred bonuses will become payable to employees 60 days after termination of employment.

There are significant, unrecorded, contingent deferred bonuses yet to be recorded in the financial statements of the Company. The unvested, and therefore unrecorded, contingent deferred bonus obligation at December 31, 2008 was $638,418 before related income tax effects.

Activity in accrued, contingent deferred bonus payable for the year ended December 31, 2008 follows:

Balance at beginning of year	$ 969,364
Additions from the accrual of the unrecorded contingent deferred bonus	503,892
Addition from accelerated vesting	231,293
Payments	(1,166,505)
Balance at end of year	$ 538,044

6. INCOME TAXES

The income tax expense for the year ended December 31, 2008 follows:

Current:	
Federal	$ 109,718
State	30,984
Deferred	117,001
Total income tax expense	$ 257,703

Actual income tax expense differs from the amount ''expected'' using the statutory Federal tax rate for the year ended December 31, 2008 as follows:

Expected icnome tax expense using statutory Federal income tax rate of 34%	$ 180,266
Effects of:	
Stock-based compensation	31,999
State income taxes, net of federal tax benefit	28,520
Meals and entertainment expenses	16,878
Other	40
Income tax expense	$ 257,703

6. INCOME TAXES (CONTINUED)

Components of deferred income taxes receivable at December 31, 2008 follow:

Deferred compensation	$	40,430
Depreciation		13,426
Total deferred income taxes receivable	$	53,856

The Company has determined that it is more likely than not that the deferred income tax assets will be realized through future taxable income. The Company participates in the filing of consolidated federal and state income tax returns of its Parent.

7. EMPLOYEE BENEFIT PLAN

The Company has a 401(k) Plan whereby substantially all employees participate in the Plan. Employees may contribute up to 50 percent of their compensation subject to certain limits based on Federal tax laws. The Company makes matching contributions equal to 50 percent of the first 6 percent of an employee's compensation contributed to the Plan. Matching contributions vest to the employee equally over a five-year period. For the year ended December 31, 2008, expense attributable to the Plan was $121,445. There were no forfeitures in 2008.

8. COMMITMENTS AND CONTINGENCIES

The Company from time to time is subject to legal proceedings and claims which arise in the normal course of its business. Management believes that resolutions of these matters will not have a material adverse effect on the Company's results of operations or financial condition.

9. CONCENTRATIONS OF CREDIT RISK AND OFF-BALANCE SHEET CREDIT RISK

The Company clears all of its securities transactions through a clearing broker on a fully-disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. During 2008, the Company paid no claims to the clearing broker related to these guarantees.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

10. REPRESENTATIONS AND WARRANTIES

In the normal course of business, the Company may enter into contracts and agreements that contain a variety of representations and warranties, which provide general indemnifications. The maximum exposure to the Company under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

11. RELATED PARTY TRANSACTIONS

The Company receives certain executive, financial, information technology, IT, human resources and compliance services from the Parent which employs approximately six full and part-time employees. Such services are provided to the Company by the Parent in accordance with an expense sharing agreement. For the year ended December 31, 2008, the Company incurred $1,256,550 in expenses for such services representing the actual costs incurred by the Parent.

Due to the aforementioned related party transactions, the financial statements of the Company may not be indicative of the financial position, results of operations or cash flows that would have been reported if the Company had conducted its operations as an unaffiliated entity.

12. GAIN ON SALE OF BOSTON STOCK EXCHANGE SEAT

In August 2008, the Company realized a gain of $324,359 from its pro-rata share of the net proceeds from the sale of the Boston Stock Exchange.

DETWILER FENTON & CO.
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AT DECEMBER 31, 2008

NET CAPITAL:	
Total stockholder's equity	$ 2,119,230
Less non-allowable assets:	
Fixed assets	(308,794)
Prepaid expenses and other assets	(231,566)
Lease obligation deposit	(103,098)
Deferred income taxes receivable	(53,856)
Other	(31,385)
NET CAPITAL	1,390,531
Minimum Net Capital Requirement of 6 2/3% of aggregate indebtedness of $2,104,514 or $100,000, whichever is greater	(140,301)
EXCESS NET CAPITAL	$ 1,250,230
SCHEDULE OF AGGREGATE INDEBTEDNESS:	
Aggregate Indebtedness	$ 2,104,514
Percentage of Aggregate Indebtedness to Net Capital	151%

Note: No material differences exist between the above computation of net capital and the computation included in the Company's corresponding unaudited FOCUS report on Form X-17-A Part IIA filing at December 31, 2008.

DETWILER FENTON & CO.
STATEMENT OF COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
AT DECEMBER 31, 2008

A computation of the reserve requirement is not applicable as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

DETWILER FENTON & CO.
STATEMENT OF INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AT DECEMBER 31, 2008

Information relating to possession or control requirements is not applicable as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5 for a Broker Claiming an Exemption from Rule 15c3-3 of the Securities and Exchange Commission

To the Board of Directors of
Detwiler Fenton & Co.:

In planning and performing our audit of the financial statements and supplemental schedules of Detwiler Fenton & Co. (the "Company") (formerly Detwiler, Mitchell, Fenton & Graves, Inc.), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Detwiler Fenton & Co. in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting. A *material weakness* is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wolf & Company, P.C.

Boston, Massachusetts
February 24, 2009

(SEC File Number 8-16324)

DETWILER FENTON & CO.

(Formerly Detwiler, Mitchell, Fenton & Graves, Inc.)
(A wholly owned subsidiary of Detwiler Fenton Group, Inc.)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES

For the Year Ended December 31, 2008
With Independent Auditors' Report Thereon and
Supplemental Report on Internal Control

WOLF
& COMPANY, P.C.

Certified Public Accountants
and Business Consultants

99 High Street • Boston, Massachusetts • 02110-2320 • Phone 617-439-9700 • Fax 617-542-0400
1500 Main Street • Suite 1500 • Springfield, Massachusetts • 01115 • Phone 413-747-9042 • Fax 413-739-5149
125 Wolf Road • Suite 209 • Albany, New York • 12205 • Phone 518-454-0880 • Fax 518-454-0882
www.wolfandco.com